Exhibit 99.1

MiX Telematics Announces Financial Results for Second Quarter and First Half of Fiscal 2019

An explanation of non-IFRS measures used in this press release is set out in the Non-IFRS financial measures section of this press release. A reconciliation of these non-IFRS measures to the most directly comparable IFRS measures is provided in the financial tables that accompany this release.

References in this announcement to “R” are to South African Rand and references to “U.S. Dollars” and “$” are to United States Dollars. Unless otherwise stated MiX Telematics has translated U.S. Dollar amounts from South African Rand at the exchange rate of R14.1437 per $1.00, which was the R/$ exchange rate reported by Oanda.com as at September 30, 2018.

Highlights:

Second quarter fiscal 2019:

  Subscription revenue of R420 million ($29.7 million), an increase of 18.5% year over year, on a constant currency basis
  Net subscriber additions of over 22,000, bringing the total base to over 714,000 subscribers, up 12% year over year
  Operating profit of R87 million ($6.1 million), up 92% year over year
  Adjusted EBITDA of R153 million ($10.8 million), up 48% year over year
  Adjusted EBITDA margin of 30.8%, up 570 basis points year over year
  Net cash generated from operating activities of R179 million ($12.6 million)
  Free cash flow of R93 million ($6.6 million), up from R4 million ($0.3 million) compared to the second quarter of fiscal 2018

First half fiscal 2019:

  Subscription revenue of R811 million ($57.3 million), an increase of 18.4% year over year, on a constant currency basis
  Net subscriber additions of 37,100, compared to 18,100 additions in the first half of fiscal 2018
  Operating profit of R154 million ($10.9 million), up 75% year over year
  Adjusted EBITDA of R279 million ($19.8 million), up 42% year over year
  Adjusted EBITDA margin of 29.3%, up 520 basis points year over year

Company raises full year guidance:

  Subscription revenue - R1,683 million to R1,695 million ($115.4 million to $116.2 million)
  Total revenue - R1,930 million to R1,963 million ($132.3 million to $134.6 million)
  Adjusted EBITDA - R550 million to R570 million ($37.7 million to $39.1 million)
  Adjusted earnings per diluted ordinary share of 35.1 to 37.9 South African cents. At a ratio of 25 ordinary shares to one ADS, this equates to adjusted earnings per diluted ADS of 60.2 to 65.0 U.S. cents. Refer to the Business Outlook section below.

MIDRAND, South Africa--(BUSINESS WIRE)--November 1, 2018--MiX Telematics Limited (NYSE: MIXT, JSE: MIX), a leading global provider of fleet and mobile asset management solutions delivered as Software-as-a-Service (SaaS), today announced financial results for its second quarter and first half of fiscal 2019, which ended on September 30, 2018.

“MiX reported a very strong second quarter, highlighted by our ability to exceed expectations across all key operating metrics,” said Stefan Joselowitz, Chief Executive Officer of MiX Telematics. “Our over 18% year over year subscription revenue growth was broad-based, driven by uptake from our premium fleet customers globally. Additionally, this is the ninth consecutive quarter of year over year adjusted EBITDA margin improvement, reaching over 30%. MiX remains well positioned to maintain the momentum for the second half of fiscal 2019 and beyond given the strong and growing pipeline of opportunities worldwide.”

Financial performance for the three months ended September 30, 2018

Subscription revenue: Subscription revenue was R420.2 million ($29.7 million), an increase of 20.3% compared to R349.3 million ($24.7 million) for the second quarter of fiscal 2018. Subscription revenue increased by 18.5% on a constant currency basis. Subscription revenue benefited from a net increase of over 73,800 subscribers from October 2017 to September 2018, representing an increase in the subscriber base of 11.5% during that period. Subscription revenue has also benefited from an expansion in the average revenue per user.

Total revenue: Total revenue was R496.7 million ($35.1 million), an increase of 20.8% compared to R411.2 million ($29.1 million) for the second quarter of fiscal 2018. Hardware and other revenue was R76.6 million ($5.4 million), an increase of 23.7% compared to R61.9 million ($4.4 million) for the second quarter of fiscal 2018.

Gross Margin: Gross profit was R336.6 million ($23.8 million), compared to R269.4 million ($19.1 million) for the second quarter of fiscal 2018. Gross profit margin was 67.8%, compared to 65.5% for the second quarter of fiscal 2018.

Operating Margin: Operating profit was R86.7 million ($6.1 million), compared to R45.3 million ($3.2 million) for the second quarter of fiscal 2018. Operating margin was 17.5%, compared to 11.0% for the second quarter of fiscal 2018. The margin expansion was attributable primarily to improved economies of scale and ongoing cost management initiatives. Operating expenses of R250.4 million ($17.7 million) increased by R26.2 million ($1.9 million), or 11.7%, compared to the second quarter of fiscal 2018. Operating expenses represented 50.4% of revenue compared to 54.5% of revenue in the second quarter of fiscal 2018.

Adjusted EBITDA: Adjusted EBITDA, a non-IFRS measure, was R152.9 million ($10.8 million), compared to R103.3 million ($7.3 million) for the second quarter of fiscal 2018. Adjusted EBITDA margin, a non-IFRS measure, for the second quarter of fiscal 2019 was 30.8%, compared to 25.1% for the second quarter of fiscal 2018.

Profit for the period and earnings per share: Profit for the period was R54.4 million ($3.8 million), compared to R24.2 million ($1.7 million) in the second quarter of fiscal 2018. Profit for the period included a net foreign exchange gain of R0.5 million ($0.04 million) before tax. During the second quarter of fiscal 2018, profit for the period included a net foreign exchange gain of R3.2 million ($0.2 million).

Diluted earnings per ordinary share were 9 South African cents, compared to 4 South African cents in the second quarter of fiscal 2018. For the second quarter of fiscal 2019, the calculation was based on diluted weighted average ordinary shares in issue of 587.6 million, compared to 566.0 million diluted weighted average ordinary shares in issue during the second quarter of fiscal 2018.

The Company’s effective tax rate was 37.7%, compared to 50.2% for the second quarter of fiscal year 2018. Ignoring the impact of net foreign exchange gains and losses, and related tax consequences, the tax rate which is used in determining adjusted earnings below, was 29.4% compared to 32.0% in the second quarter of fiscal 2018.

On a U.S. Dollar basis, using the September 30, 2018 exchange rate of R14.1437 per U.S. Dollar, and a ratio of 25 ordinary shares to one American Depositary Share (“ADS”), profit for the period was $3.8 million, or 16 U.S. cents per diluted ADS compared to $1.7 million, or 8 U.S. cents per diluted ADS in the second quarter of fiscal 2018.

Adjusted earnings for the period and adjusted earnings per share: Adjusted earnings for the period, a non-IFRS measure, were R61.2 million ($4.3 million) compared to R30.9 million ($2.2 million) for the second quarter of fiscal 2018. Adjusted earnings per diluted ordinary share, also a non-IFRS measure, were 10 South African cents, compared to 5 South African cents in the second quarter of fiscal 2018.

On a U.S. Dollar basis, using the September 30, 2018 exchange rate of R14.1437 per U.S. Dollar, and a ratio of 25 ordinary shares to one ADS, adjusted earnings for the period were $4.3 million, or 18 U.S. cents per diluted ADS, compared to 10 U.S. cents per diluted ADS in the second quarter of fiscal 2018.

Statement of Financial Position and Cash Flow: At September 30, 2018, the Company had R312.3 million ($22.1 million) of net cash and cash equivalents, compared to R290.5 million ($20.5 million) at March 31, 2018. The Company generated R178.7 million ($12.6 million) in net cash from operating activities for the three months ended September 30, 2018 and invested R85.9 million ($6.1 million) in capital expenditures during the quarter (including investments in in-vehicle devices of R61.9 million ($4.4 million), leading to free cash flow, a non-IFRS measure, of R92.8 million ($6.6 million) compared to free cash flow of R3.8 million ($0.3 million) for the second quarter of fiscal 2018. The Company utilized R10.6 million ($0.7 million) in financing activities, compared to R12.6 million ($0.9 million) utilized during the second quarter of fiscal 2018. The cash utilized in financing activities during the second quarter of fiscal 2019 mainly consisted of dividends paid of R16.9 million ($1.2 million) and the payment of lease liabilities of R4.7 million ($0.3 million), offset by proceeds from the issuance of shares in respect of employee share options of R11.1 million ($0.8 million). The cash utilized in financing activities during the second quarter of fiscal 2018 mainly consisted of dividends paid.

Financial performance for the first half of fiscal 2019

Subscription revenue: Subscription revenue increased to R810.5 million ($57.3 million), an increase of 18.4% compared to R684.6 million ($48.4 million) for the first half of fiscal 2018. On a constant currency basis, subscription revenue also increased by 18.4%. Subscription revenue benefited from a net increase of over 73,800 subscribers from October 2017 to September 2018, representing an increase in subscribers of 11.5% during that period. Subscription revenue has also benefited from an expansion in the average revenue per user.

Total revenue: Total revenue was R953.6 million ($67.4 million), an increase of 16.7% compared to R816.8 million ($57.8 million) for the first half of fiscal 2018. Hardware and other revenue was R143.0 million ($10.1 million), compared to R132.2 million ($9.3 million) for the first half of fiscal 2018.

Gross margin: Gross profit was R642.4 million ($45.4 million), an increase of 18.7% compared to R541.0 million ($38.2 million) for the first half of fiscal 2018. Gross profit margin was 67.4%, compared to 66.2% for the first half of fiscal 2018.

Operating margin: Operating profit was R154.4 million ($10.9 million), compared to R88.2 million ($6.2 million) in the first half of fiscal 2018. The operating margin was 16.2%, compared to 10.8% in the first half of fiscal 2018. The margin expansion was attributable primarily to the revenue growth leveraging the Company’s fixed overheads, and ongoing cost management initiatives. Operating expenses represented 51.2% of revenue compared to 55.8% in the first half of fiscal 2018.

Adjusted EBITDA: Adjusted EBITDA was R279.4 million ($19.8 million) compared to R197.2 million ($13.9 million) for the first half of fiscal 2018. Adjusted EBITDA margin was 29.3%, compared to 24.1% in the first half of fiscal 2018.

Profit for the period and earnings per share: Profit for the period was R68.8 million ($4.9 million), compared to R58.1 million ($4.1 million) in the first half of fiscal 2018. Profit for the period included a net foreign exchange gain of R0.3 million ($0.02 million) before tax. During the first half of fiscal 2018, a net foreign exchange loss of R1.8 million ($0.1 million) was recorded.

Diluted earnings per ordinary share were 12 South African cents, compared to 10 South African cents in the first half of fiscal 2018. For the first half of fiscal 2019, the calculation was based on diluted weighted average ordinary shares in issue of 587.2 million, compared to 566.7 million diluted weighted average ordinary shares in issue during the first half of fiscal 2018.

The Company’s effective tax rate was 55.6%, compared to 34.0% for the first half of fiscal 2018. Ignoring the impact of net foreign exchange gains and losses, and related tax consequences, the effective tax rate, which is used in calculating adjusted earnings, was 29.0% compared to 31.4% in the first half of fiscal 2018.

Adjusted earnings for the period and adjusted earnings per share: Adjusted earnings for the period were R109.9 million ($7.8 million), compared to R61.6 million ($4.4 million) in the first half of fiscal 2018. Adjusted earnings per diluted ordinary share were 19 South African cents, compared to 11 South African cents for the first half of fiscal 2018. The impact of foreign exchange movements and the related tax effects on the Group's effective tax rate is included in note 19 of the unaudited Group interim financial results for the six months ended September 30, 2018.

On a U.S. Dollar basis, using the September 30, 2018 exchange rate of R14.1437 per U.S. Dollar, and a ratio of 25 ordinary shares to one ADS, adjusted earnings were $7.8 million, or 33 U.S. cents per diluted ADS, compared to $4.4 million, or 19 U.S. cents per diluted ADS in the first half of fiscal 2018.

Cash Flow: The Company generated R201.5 million ($14.2 million) in net cash from operating activities for the first half of fiscal 2019 and invested R164.2 million ($11.6 million) in capital expenditures during the period (including investments in in-vehicle devices of R119.2 million ($8.4 million), leading to free cash flow of R37.3 million ($2.6 million), compared to negative free cash flow of R60.2 million ($4.3 million) for the first half of fiscal 2018. Capital expenditures in the first half of fiscal 2018 were R182.5 million ($12.9 million) and included in-vehicle devices of R124.5 million ($8.8 million).

The Company utilized R29.7 million ($2.1 million) in financing activities, compared to R42.5 million ($3.0 million) utilized during the first half of fiscal 2018. The cash utilized in financing activities during the first half of fiscal 2019 mainly consisted of dividends paid of R33.8 million ($2.4 million) and the payment of lease liabilities of R6.9 million ($0.5 million), offset by proceeds from the issuance of shares in respect of employee share options of R11.1 million ($0.8 million). The cash utilized during the first half of fiscal 2018 consisted primarily of dividends paid of R25.2 million ($1.8 million) and share repurchases of R18.7 million ($1.3 million).

Segment commentary for the first half of fiscal 2019

The segment results below are presented on an integral margin basis. In respect of revenue, this method of measurement entails reviewing the segment results based on external revenue only. In respect of Adjusted EBITDA (the profit measure identified by the Company), the margin generated by our Central Services Organization (“CSO”), net of any unrealized intercompany profit, is allocated to the geographic region where the external revenue is recorded by our Regional Sales Offices (“RSOs”).

CSO is our central service organization that wholesales our products and services to our RSOs who, in turn, interface with our end-customers and distributors. CSO is also responsible for the development of our hardware and software platforms and provides common marketing, product management, technical and distribution support to each of our other operating segments. CSO’s operating expenses are not allocated to each RSO.

Each RSO’s results reflect the external revenue earned, as well as the Adjusted EBITDA earned (or loss incurred) by each operating segment before the CSO and corporate cost allocations.

For further information in this regard, please refer to note 3 of the unaudited Group interim financial results for the six months ended September 30, 2018.

Segment	Subscription Revenue Half-year 2019 R'000	Total Revenue Half-year 2019 R'000	Adjusted EBITDA Half-year 2019 R'000	Adjusted EBITDA Half-year % change on prior period	Adjusted EBITDA Margin Half-year 2019
Africa	470,565	507,596	230,200	9.9%	45.4%

Subscription revenue increased by 11.2% in the segment as a result of a 10.4% increase in subscribers since October 1, 2017. Total revenue increased by 8.1%. The region reported an Adjusted EBITDA margin of 45.4% (up from the 44.6% Adjusted EBITDA margin reported in the first half of fiscal 2018).

Americas	136,223	151,009	74,858	199.9%	49.6%

Subscription revenue growth on a constant currency basis was 62.1%. Subscribers increased by 31.4% since October 1, 2017. Subscription revenue continued to receive assistance from the market’s ongoing preference for bundled deals across new and existing customers. Total revenue improved by 55.6% on a constant currency basis as hardware and other revenues increased by 13.5%. The region reported an Adjusted EBITDA margin of 49.6% (up from the 26.0% Adjusted EBITDA margin reported in the first half of fiscal 2018). Americas is currently the fastest growing geographical region both at a subscription revenue and Adjusted EBITDA level.

Middle East and Australasia	109,168	155,448	67,762	36.7%	43.6%

Subscription revenue increased by 10.6% on a constant currency basis. Subscribers increased by 7.1% since October 1, 2017. Total revenue in constant currency improved by 14.8% as hardware revenues were higher than in the first half of fiscal 2018. The region reported an Adjusted EBITDA margin of 43.6% (up from the 36.4% Adjusted EBITDA margin reported in the first half of fiscal 2018).

Europe	64,784	108,408	37,403	27.0%	34.5%

Subscription revenue growth on a constant currency basis was 10.9%. Subscribers increased by 8.3% since October 1, 2017. Total revenue increased by 16.1% on a constant currency basis due to higher hardware revenues compared to the first half of fiscal 2018. The region reported an Adjusted EBITDA margin of 34.5% (up from the 32.9% Adjusted EBITDA margin reported in the first half of fiscal 2018).

Brazil	29,417	30,707	11,292	29.0%	36.8%

Subscription revenue increased by 48.8% on a constant currency basis. The increase was due to the market’s preference for bundled deals and an increase in subscribers of 29.1% since October 1, 2017. On a constant currency basis, total revenue increased by 41.1%. The segment reported Adjusted EBITDA of R11.3 million ($0.8 million) in the first half of fiscal 2019, at an Adjusted EBITDA margin of 36.8% (up from the 34.4% Adjusted EBITDA margin reported in the first half of fiscal 2018).

Central Services Organization	385	391	(82,283)	(19.5%)	—

CSO is responsible for the development of our hardware and software platforms and provides common marketing, product management, technical and distribution support to each of our other operating segments. The negative Adjusted EBITDA reported arises as a result of operating expenses carried by the segment.

Business Outlook

MiX Telematics has translated U.S. Dollar amounts in this Business Outlook paragraph from South African Rand at the exchange rate of R14.5849 per $1.00, which was the R/$ exchange rate reported by Oanda.com as at October 29, 2018.

Based on information as of today, November 1, 2018, the Company is issuing the following financial guidance for the full 2019 fiscal year:

  Subscription revenue - R1,683 million to R1,695 million ($115.4 million to $116.2 million), which would represent subscription revenue growth of 17.3% to 18.2% compared to fiscal 2018. On a constant currency basis, this would represent subscription revenue growth of 15.3% to 16.2%. Previous guidance was R1,624 million to R1,645 million.
  Total revenue - R1,930 million to R1,963 million ($132.3 million to $134.6 million), which would represent revenue growth of 12.7% to 14.6% compared to fiscal 2018. On a constant currency basis, this would represent revenue growth of 10.9% to 12.8%. Previous guidance was R1,864 million to R1,895 million.
  Adjusted EBITDA - R550 million to R570 million ($37.7 million to $39.1 million), which would represent Adjusted EBITDA growth of 24.5% to 29.0% compared to fiscal 2018. Previous guidance was R526 million to R545 million.
  Adjusted earnings per diluted ordinary share of 35.1 to 37.9 South African cents based on 583 million diluted ordinary shares in issue (previous guidance was 31.2 to 33.2 South African cents based on 587 million diluted ordinary shares in issue), and based on an effective tax rate of 28.0% to 31.0%. At a ratio of 25 ordinary shares to one ADS, this equates to adjusted earnings per diluted ADS of 60.2 to 65.0 U.S. cents.

For the third quarter of fiscal 2019, the Company expects subscription revenue to be in the range of R429 million to R434 million ($29.4 million to $29.8 million) which would represent subscription revenue growth of 14.0% to 15.3% compared to the third quarter of fiscal 2018. On a constant currency basis, this would represent subscription revenue growth of 13.3% to 14.6%.

The key assumptions used in deriving the forecast are as follows:

  Growth in subscription revenue and vehicles under subscription is based on expected growth rates related to market conditions and takes into account growth rates achieved previously.
  Achieving hardware sales according to expectations. Hardware sales are dependent on the volumes of bundled solutions selected by customers.
  An average forecast exchange rate for the 2019 fiscal year of R13.8000 per $1.00.

The forecast is the responsibility of the board of directors and has not been reviewed or reported on by the Company’s external auditors. The Company’s policy is to give guidance on a quarterly basis, if necessary, and it does not update guidance between quarters.

The Company provides earnings guidance only on a non-IFRS basis and does not provide a reconciliation of forward-looking Adjusted EBITDA and Adjusted Earnings per Diluted Ordinary Share guidance to the most directly comparable IFRS financial measures because of the inherent difficulty in forecasting and quantifying certain amounts that are necessary for such reconciliations, including adjustments that could be made for foreign exchange gains/(losses) and related tax consequences, restructuring costs, share-based compensation costs, and other charges reflected in the Company’s reconciliation of historic non-IFRS financial measures, the amounts of which, based on past experience, could be material.

The information disclosed in this “Business Outlook” section complies with the disclosure requirements in terms of paragraph 8.38 of the JSE Listings Requirements which deals with profit forecasts.

Quarterly Reporting Policy in respect of JSE Listings Requirements

Following the listing of the Company’s ADSs on the New York Stock Exchange, the Company has adopted a quarterly reporting policy. As a result of such quarterly reporting the Company is, in terms of paragraph 3.4(b)(ix) of the JSE Listings Requirements, not required to publish trading statements in terms of paragraph 3.4(b)(i) to (viii) of the JSE Listings Requirements.

Conference Call Information

MiX Telematics management will also host a conference call and audio webcast at 8:00 a.m. (Eastern Daylight Time) and 2:00 p.m. (South African Time) on November 1, 2018 to discuss the Company’s financial results and current business outlook:

  The live webcast of the call will be available at the “Investor Information” page of the Company’s website, http://investor.mixtelematics.com.
  To access the call, dial 1-877-451-6152 (within the United States) or 0 800 983 831 (within South Africa) or 1-201-389-0879 (outside of the United States). The conference ID is 13684158.
  A replay of this conference call will be available for a limited time at +1-844-512-2921 (within the United States) or 1-412-317-6671 (within South Africa or outside of the United States). The replay conference ID is 13684158.
  A replay of the webcast will also be available for a limited time at http://investor.mixtelematics.com.

About MiX Telematics Limited

MiX Telematics is a leading global provider of fleet and mobile asset management solutions delivered as SaaS to customers managing over 714,000 assets in approximately 120 countries. The Company’s products and services provide enterprise fleets, small fleets and consumers with solutions for safety, efficiency, risk and security. MiX Telematics was founded in 1996 and has offices in South Africa, the United Kingdom, the United States, Uganda, Brazil, Australia, Romania, Thailand and the United Arab Emirates, as well as a network of more than 130 fleet partners worldwide. MiX Telematics shares are publicly traded on the Johannesburg Stock Exchange (JSE: MIX) and MiX Telematics ADSs are listed on the New York Stock Exchange (NYSE: MIXT). For more information visit www.mixtelematics.com.

Forward-Looking Statements

This press release includes certain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, including without limitation, statements concerning our financial guidance for the third quarter and full year of fiscal 2019, our position to execute on our growth strategy, and our ability to expand our leadership position. These forward-looking statements reflect our current views about our plans, intentions, expectations, strategies and prospects, which are based on the information currently available to us and on assumptions we have made. Actual results may differ materially from those described in the forward-looking statements and will be affected by a variety of risks and factors that are beyond our control including, without limitation, those described under the caption “Risk Factors” in the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission (the “SEC”) for the fiscal year ended March 31, 2018, as updated by other reports that the Company files with or furnishes to the SEC. The Company assumes no obligation to update any forward-looking statements contained in this press release as a result of new information, future events or otherwise.

Non-IFRS financial measures

Adjusted EBITDA

To provide investors with additional information regarding its financial results, the Company has disclosed within this press release, Adjusted EBITDA and Adjusted EBITDA margin. Adjusted EBITDA and Adjusted EBITDA margin are non-IFRS financial measures, and they do not represent cash flows from operations for the periods indicated, and should not be considered an alternative to net income as an indicator of the Company’s results of operations, or as an alternative to cash flows from operations as an indicator of liquidity. Adjusted EBITDA is defined as the profit for the period before income taxes, net finance income/(costs) including foreign exchange gains/(losses), depreciation of property, plant and equipment including capitalized customer in-vehicle devices and right-of-use assets, amortization of intangible assets including capitalized in-house development costs and intangible assets identified as part of a business combination, share-based compensation costs, restructuring costs, profits/(losses) on the disposal or impairments of assets or subsidiaries, insurance reimbursements relating to impaired assets and certain litigation costs.

The Company has included Adjusted EBITDA and Adjusted EBITDA margin in this press release because they are key measures that the Company’s management and Board of Directors use to understand and evaluate its core operating performance and trends; to prepare and approve its annual budget; and to develop short and long-term operational plans. In particular, the exclusion of certain expenses in calculating Adjusted EBITDA and Adjusted EBITDA margin can provide a useful measure for period-to-period comparisons of the Company’s core business. Accordingly, the Company believes that Adjusted EBITDA and Adjusted EBITDA margin provide useful information to investors and others in understanding and evaluating its operating results.

The Company’s use of Adjusted EBITDA has limitations as an analytical tool, and you should not consider this performance measure in isolation from or as a substitute for analysis of our results as reported under IFRS. Some of these limitations are:

  although depreciation and amortization are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future, and Adjusted EBITDA does not reflect cash capital expenditure requirements for such replacements or for new capital expenditure requirements;
  Adjusted EBITDA does not reflect changes in, or cash requirements for, the Company’s working capital needs;
  Adjusted EBITDA does not consider the potentially dilutive impact of equity-based compensation;
  Adjusted EBITDA does not reflect tax payments or the payment of lease liabilities that may represent a reduction in cash available to the Company; and
  other companies, including companies in our industry, may calculate Adjusted EBITDA differently, which reduces its usefulness as a comparative measure.

Because of these limitations, you should consider Adjusted EBITDA alongside other financial performance measures, including operating profit, profit for the period and our other results.

Headline Earnings

Headline earnings is a profit measure required for JSE-listed companies and is calculated in accordance with circular 4/2018 issued by the South African Institute of Chartered Accountants. The profit measure is determined by taking the profit for the period prior to certain separately identifiable re-measurements of the carrying amount of an asset or liability that arose after the initial recognition of such asset or liability net of related tax (both current and deferred) and related non-controlling interest.

Adjusted Earnings and Adjusted Earnings Per Share

Adjusted earnings per share is defined as profit attributable to owners of the parent, MiX Telematics Limited, excluding net foreign exchange gains/(losses) net of tax, divided by the weighted average number of ordinary shares in issue during the period.

We have included Adjusted earnings per share in this press release because it provides a useful measure for period-to-period comparisons of the Company’s core business by excluding net foreign exchange gains/(losses) from earnings. Accordingly, we believe that Adjusted earnings per share provides useful information to investors and others in understanding and evaluating the Company’s operating results.

Free cash flow

Free cash flow is determined as net cash generated from operating activities less capital expenditure for investing activities. We believe that free cash flow provides useful information to investors and others in understanding and evaluating the Company’s cash flows as it provides detail of the amount of cash the Company generates or utilizes after accounting for all capital expenditures including investments in in-vehicle devices and development expenditure.

Constant currency and U.S. Dollar financial information

Financial information presented in United States Dollars and constant currency financial information presented as part of the segment commentary constitute pro forma financial information under the JSE Listings Requirements. Unless otherwise stated, MiX Telematics has translated U.S. Dollar amounts from South African Rand at the exchange rate of R14.1437 per $1.00, which was the R/$ exchange rate reported by Oanda.com as at September 30, 2018.

Constant currency information has been presented to illustrate the impact of changes in currency rates on the Group’s results. The constant currency information has been determined by adjusting the current financial reporting period results to the prior period average exchange rates, determined as the average of the monthly exchange rates applicable to the period. The measurement has been performed for each of the Group’s currencies, including the U.S. Dollar and British Pound. The constant currency growth percentage has been calculated by utilizing the constant currency results compared to the prior period results.

This pro forma financial information is the responsibility of the Group’s board of directors and is presented for illustrative purposes. Because of its nature, the pro forma financial information may not fairly present MiX Telematics’ financial position, changes in equity, results of operations or cash flows. The pro forma financial information does not constitute pro forma information in accordance with the requirements of Regulation S-X of the SEC or generally accepted accounting principles in the United States. In addition, the rules and regulations related to the preparation of pro forma financial information in other jurisdictions may also vary significantly from the requirements applicable in South Africa. The information contained in this report has not been reviewed or audited by the Group’s auditors.

JSE Sponsor
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CONDENSED CONSOLIDATED INCOME STATEMENT

South African Rand	Six months ended	Six months ended	Three months ended	Three months ended
Figures are in thousands unless otherwise stated	September 30,	September 30,	September 30,	September 30,
	2018	2017	2018	2017
	Unaudited	Unaudited	Unaudited	Unaudited
Revenue	953,559	816,830	496,737	411,167
Cost of sales	(311,168)	(275,864)	(160,107)	(141,732)
Gross profit	642,391	540,966	336,630	269,435
Other income/(expenses) - net	423	2,879	435	(64)
Operating expenses	(488,383)	(455,676)	(250,359)	(224,116)
-Sales and marketing	(98,811)	(98,238)	(51,955)	(49,259)
-Administration and other charges	(389,572)	(357,438)	(198,404)	(174,857)
Operating profit	154,431	88,169	86,706	45,255
Finance income/(costs) - net	628	(84)	473	3,402
-Finance income	5,970	3,900	3,524	5,108
-Finance costs	(5,342)	(3,984)	(3,051)	(1,706)
Profit before taxation	155,059	88,085	87,179	48,657
Taxation	(86,274)	(29,941)	(32,829)	(24,417)
Profit for the period	68,785	58,144	54,350	24,240

Attributable to:
Owners of the parent	68,786	58,084	54,350	24,248
Non-controlling interest	(1)	60	*	(8)
	68,785	58,144	54,350	24,240

Earnings per share
-basic (R)	0.12	0.10	0.10	0.04
-diluted (R)	0.12	0.10	0.09	0.04

Earnings per American Depositary Share
-basic (R)	3.04	2.59	2.40	1.08
-diluted (R)	2.93	2.56	2.31	1.07

Ordinary shares ('000)[1]
-in issue at September 30	569,756	559,381	569,756	559,381
-weighted average	565,249	560,677	566,025	558,824
-diluted weighted average	587,152	566,715	587,616	566,008

Weighted average American Depositary Shares ('000)[1]
-in issue at September 30	22,790	22,375	22,790	22,375
-weighted average	22,610	22,427	22,641	22,353
-diluted weighted average	23,486	22,669	23,505	22,640
* Amounts less than R1,000

[1] September 30, 2018 figure excludes 40,000,000 (September 30, 2017: 40,000,000) treasury shares held by MiX Telematics Investments Proprietary Limited (“MiX Investments”), a wholly owned subsidiary of the Group.

CONDENSED CONSOLIDATED INCOME STATEMENT
United States Dollar	Six months ended	Six months ended	Three months ended	Three months ended
Figures are in thousands unless otherwise stated	September 30,	September 30,	September 30,	September 30,
	2018	2017	2018	2017
	Unaudited	Unaudited	Unaudited	Unaudited
Revenue	67,419	57,752	35,121	29,071
Cost of sales	(22,000)	(19,504)	(11,320)	(10,021)
Gross profit	45,419	38,248	23,801	19,050
Other income/(expenses) - net	30	204	31	(5)
Operating expenses	(34,530)	(32,218)	(17,701)	(15,846)
-Sales and marketing	(6,986)	(6,946)	(3,673)	(3,483)
-Administration and other charges	(27,544)	(25,272)	(14,028)	(12,363)
Operating profit	10,919	6,234	6,131	3,199
Finance income/(costs) - net	44	(6)	33	240
-Finance income	422	276	249	361
-Finance costs	(378)	(282)	(216)	(121)
Profit before taxation	10,963	6,228	6,164	3,439
Taxation	(6,100)	(2,117)	(2,321)	(1,726)
Profit for the period	4,863	4,111	3,843	1,713

Attributable to:
Owners of the parent	4,863	4,107	3,843	1,713
Non-controlling interest	*	4	*	*
	4,863	4,111	3,843	1,713

Earnings per share
-basic ($)	0.01	0.01	0.01	#
-diluted ($)	0.01	0.01	0.01	#

Earnings per American Depositary Share
-basic ($)	0.22	0.18	0.17	0.08
-diluted ($)	0.21	0.18	0.16	0.08

Ordinary shares ('000)[1]
-in issue at September 30	569,756	559,381	569,756	559,381
-weighted average	565,249	560,677	566,025	558,824
-diluted weighted average	587,152	566,715	587,616	566,008

Weighted average American Depositary Shares ('000)[1]
-in issue at September 30	22,790	22,375	22,790	22,375
-weighted average	22,610	22,427	22,641	22,353
-diluted weighted average	23,486	22,669	23,505	22,640
* Amounts less than $1,000
# Amounts less than $0.01

[1] September 30, 2018 figure excludes 40,000,000 (September 30, 2017: 40,000,000) treasury shares held by MiX Telematics Investments Proprietary Limited (“MiX Investments”), a wholly owned subsidiary of the Group.

MIX TELEMATICS LIMITED
CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
	South African Rand		United States Dollar
	Six months ended	Six months ended	Six months ended	Six months ended
Figures are in thousands unless otherwise stated	September 30,	September 30,	September 30,	September 30,
	2018	2017	2018	2017
	Unaudited	Unaudited	Unaudited	Unaudited
Profit for the period	68,785	58,144	4,863	4,111
Other comprehensive income:
Items that may be subsequently reclassified to profit or loss
Exchange differences on translating foreign operations	96,206	18,796	6,802	1,329
- Attributable to owners of the parent	96,203	18,785	6,802	1,328
- Attributable to non-controlling interests	3	11	*	1
Taxation relating to components of other comprehensive income	(262)	—	(18)	—
Other comprehensive income for the period, net of tax	95,944	18,796	6,784	1,329
Total comprehensive income for the period	164,729	76,940	11,647	5,440

Attributable to:
Owners of the parent	164,727	76,869	11,647	5,435
Non-controlling interests	2	71	*	5
Total comprehensive income for the period	164,729	76,940	11,647	5,440
* Amounts less than $1,000

HEADLINE EARNINGS
Reconciliation of headline earnings
	South African Rand		United States Dollar
	Six months ended	Six months ended	Six months ended	Six months ended
Figures are in thousands unless otherwise stated	September 30,	September 30,	September 30,	September 30,
	2018	2017	2018	2017
	Unaudited	Unaudited	Unaudited	Unaudited
Profit for the period attributable to owners of the parent	68,786	58,084	4,863	4,107
Adjusted for:
Profit on disposal of property, plant and equipment and intangible assets	(238)	(313)	(17)	(22)
Impairment of product development costs capitalized	51	127	4	9
Income tax effect on the above components	53	—	4	—
Headline earnings attributable to owners of the parent	68,652	57,898	4,854	4,094
Headline earnings
Headline earnings per share
-basic (R/$)	0.12	0.10	0.01	0.01
-diluted (R/$)	0.12	0.10	0.01	0.01

Headline earnings per American Depositary Share
-basic (R/$)	3.04	2.58	0.21	0.18
-diluted (R/$)	2.92	2.56	0.21	0.18

ADJUSTED EARNINGS
Reconciliation of adjusted earnings
South African Rand	Six months ended	Six months ended	Three months ended	Three months ended
Figures are in thousands unless otherwise stated	September 30,	September 30,	September 30,	September 30,
	2018	2017	2018	2017
	Unaudited	Unaudited	Unaudited	Unaudited

Profit for the period attributable to owners of the parent	68,786	58,084	54,350	24,248
Net foreign exchange (gains)/losses	(309)	1,784	(540)	(3,209)
Income tax effect on the above component	41,434	1,692	7,352	9,853
Adjusted earnings attributable to owners of the parent	109,911	61,560	61,162	30,892

Reconciliation of earnings per share to adjusted earnings per share
Basic earnings per share (R)	0.12	0.10	0.10	0.04
Net foreign exchange (gains)/losses	#	0.01	#	(0.01)
Income tax effect on the above component	0.07	#	0.01	0.03
Basic adjusted earnings per share (R)	0.19	0.11	0.11	0.06

Adjusted earnings per share
-basic (R)	0.19	0.11	0.11	0.06
-diluted (R)	0.19	0.11	0.10	0.05

Adjusted earnings per American Depositary Share
-basic (R)	4.86	2.74	2.70	1.38
-diluted (R)	4.68	2.72	2.60	1.36
# Amounts less than R0.01

United States Dollar	Six months ended	Six months ended	Three months ended	Three months ended
Figures are in thousands unless otherwise stated	September 30,	September 30,	September 30,	September 30,
	2018	2017	2018	2017
	Unaudited	Unaudited	Unaudited	Unaudited
Profit for the period attributable to owners of the parent	4,863	4,107	3,843	1,713
Net foreign exchange (gains)/losses	(22)	126	(38)	(227)
Income tax effect on the above component	2,930	120	520	697
Adjusted earnings attributable to owners of the parent	7,771	4,353	4,325	2,183

Reconciliation of earnings per share to adjusted earnings per share
Basic earnings per share ($)	0.01	0.01	0.01	#
Net foreign exchange (gains)/losses	#	#	#	#
Income tax effect on the above component	#	#	#	#
Basic adjusted earnings per share ($)	0.01	0.01	0.01	#

Adjusted earnings per share
-basic ($)	0.01	0.01	0.01	#
-diluted ($)	0.01	0.01	0.01	#

Adjusted earnings per American Depositary Share
-basic ($)	0.34	0.19	0.19	0.10
-diluted ($)	0.33	0.19	0.18	0.10
# Amounts less than $0.01

CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION
	South African Rand		United States Dollar
Figures are in thousands unless otherwise stated	September 30,	March 31,	September 30,	March 31,
	2018	2018	2018	2018
	Unaudited	Audited	Unaudited	Unaudited

ASSETS
Non-current assets
Property, plant and equipment	461,968	334,038	32,662	23,617
Intangible assets	934,225	898,527	66,052	63,528
Capitalized commission assets	50,290	—	3,556	—
Deferred tax assets	44,857	40,717	3,172	2,879
Total non-current assets	1,491,340	1,273,282	105,442	90,024
Current assets
Assets classified as held for sale (Note 6)	17,058	17,058	1,206	1,206
Inventory	66,154	57,013	4,677	4,031
Trade and other receivables	351,726	286,406	24,868	20,250
Taxation	12,371	30,373	875	2,147
Restricted cash	32,664	20,935	2,309	1,480
Cash and cash equivalents	347,253	308,258	24,552	21,795
Total current assets	827,226	720,043	58,487	50,909
Total assets	2,318,566	1,993,325	163,929	140,933

EQUITY
Stated capital	857,475	846,405	60,626	59,845
Other reserves	51,099	(51,614)	3,613	(3,649)
Retained earnings	781,968	722,380	55,287	51,074
Equity attributable to owners of the parent	1,690,542	1,517,171	119,526	107,270
Non-controlling interest	12	10	1	1
Total equity	1,690,554	1,517,181	119,527	107,271

LIABILITIES
Non-current liabilities
Deferred tax liabilities	132,369	82,658	9,359	5,844
Provisions	2,437	2,132	172	151
Recurring commission liability	2,632	—	186	—
Capitalized lease liability	33,679	—	2,381	—
Total non-current liabilities	171,117	84,790	12,098	5,995

Current liabilities
Trade and other payables	380,733	350,519	26,919	24,780
Capitalized lease liability	10,322	—	730	—
Taxation	5,894	2,832	417	200
Provisions	24,969	20,283	1,765	1,434
Bank overdraft	34,977	17,720	2,473	1,253
Total current liabilities	456,895	391,354	32,304	27,667
Total liabilities	628,012	476,144	44,402	33,662
Total equity and liabilities	2,318,566	1,993,325	163,929	140,933

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
	South African Rand		United States Dollar
	Six months ended	Six months ended	Six months ended	Six months ended
	September 30,	September 30,	September 30,	September 30,
Figures are in thousands unless otherwise stated	2018	2017	2018	2017
	Unaudited	Unaudited	Unaudited	Unaudited

Cash flows from operating activities
Cash generated from operations	221,187	141,163	15,639	9,981
Net financing income	4,133	1,703	292	120
Taxation paid	(23,851)	(20,582)	(1,686)	(1,455)
Net cash generated from operating activities	201,469	122,284	14,245	8,646

Cash flows from investing activities
Capital expenditure payments	(164,192)	(182,516)	(11,609)	(12,904)
Proceeds on sale of property, plant and equipment and intangible assets	412	1,218	29	86
Decrease in restricted cash	323	22	23	2
Increase in restricted cash	(1,057)	(689)	(75)	(49)
Net cash used in investing activities	(164,514)	(181,965)	(11,632)	(12,865)

Cash flows from financing activities
Proceeds from issuance of ordinary shares	11,070	1,325	783	94
Share repurchase	—	(18,666)	—	(1,320)
Repayment of capitalized lease liability	(6,914)	—	(489)	—
Dividends paid to Company’s owners	(33,822)	(25,200)	(2,391)	(1,782)
Net cash used in financing activities	(29,666)	(42,541)	(2,097)	(3,008)
Net increase/(decrease) in cash and cash equivalents	7,289	(102,222)	516	(7,227)

Net cash and cash equivalents at the beginning of the period	290,538	356,333	20,542	25,194
Exchange gains on cash and cash equivalents	14,449	2,753	1,021	194
Net cash and cash equivalents at the end of the period	312,276	256,864	22,079	18,161

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
	Attributable to owners of the parent
South African Rand Figures are in thousands unless otherwise stated	Stated capital	Other reserves	Retained earnings	Total	Non- controlling interest	Total equity

Balance at April 1, 2017 (Audited)	854,345	(4,370)	594,514	1,444,489	(1,558)	1,442,931

Total comprehensive income	—	18,785	58,084	76,869	71	76,940
Profit for the period	—	—	58,084	58,084	60	58,144
Other comprehensive income	—	18,785	—	18,785	11	18,796

Transactions with owners	(17,341)	3,373	(25,227)	(39,195)	1,501	(37,694)
Shares issued in relation to share options and share appreciation rights exercised	1,325	—	—	1,325	—	1,325
Share-based payment transaction	—	4,874	—	4,874	—	4,874
Dividends declared	—	—	(25,227)	(25,227)	—	(25,227)
Share repurchase (note 8)	(18,666)	—	—	(18,666)	—	(18,666)
Transactions with non-controlling interest	—	(1,501)	—	(1,501)	1,501	—

Balance at September 30, 2017 (Unaudited)	837,004	17,788	627,371	1,482,163	14	1,482,177

Total comprehensive income	—	(79,361)	123,050	43,689	(4)	43,685
Profit for the period	—	—	123,050	123,050	(1)	123,049
Other comprehensive loss	—	(79,361)	—	(79,361)	(3)	(79,364)

Transactions with owners	9,401	9,959	(28,041)	(8,681)	—	(8,681)
Shares issued in relation to share options and share appreciation rights exercised	9,401	—	—	9,401	—	9,401
Share-based payment transaction	—	4,126	—	4,126	—	4,126
Share-based payment - excess tax benefit	—	5,833	—	5,833	—	5,833
Dividends declared	—	—	(28,041)	(28,041)	—	(28,041)

Balance at March 31, 2018 (Audited)	846,405	(51,614)	722,380	1,517,171	10	1,517,181

Adjustment on initial application of IFRS 15, IFRS 16 and IFRS 9 (note 2)	—	—	24,675	24,675	—	24,675
Adjusted balance at April 1, 2018	846,405	(51,614)	747,055	1,541,846	10	1,541,856

Total comprehensive income	—	95,941	68,786	164,727	2	164,729
Profit for the period	—	—	68,786	68,786	(1)	68,785
Other comprehensive income	—	95,941	—	95,941	3	95,944

Transactions with owners	11,070	6,772	(33,873)	(16,031)	—	(16,031)
Shares issued in relation to share options and share appreciation rights exercised	11,070	—	—	11,070	—	11,070
Share-based payment transaction	—	4,167	—	4,167	—	4,167
Share-based payment - excess tax benefit	—	2,605	—	2,605	—	2,605
Dividends declared (note 9)	—	—	(33,873)	(33,873)	—	(33,873)

Balance at September 30, 2018 (Unaudited)	857,475	51,099	781,968	1,690,542	12	1,690,554

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
	Attributable to owners of the parent
United States Dollar Figures are in thousands unless otherwise stated	Stated capital	Other reserves	Retained earnings	Total	Non- controlling interest	Total equity

Balance at April 1, 2017 (Unaudited)	60,406	(309)	42,034	102,131	(110)	102,021

Total comprehensive income	—	1,328	4,107	5,435	5	5,440
Profit for the period	—	—	4,107	4,107	4	4,111
Other comprehensive income	—	1,328	—	1,328	1	1,329

Transactions with owners	(1,226)	239	(1,784)	(2,771)	106	(2,665)
Shares issued in relation to share options and share appreciation rights exercised	94	—	—	94	—	94
Share-based payment transaction	—	345	—	345	—	345
Dividends declared	—	—	(1,784)	(1,784)	—	(1,784)
Share repurchase (note 8)	(1,320)	—	—	(1,320)	—	(1,320)
Transactions with non-controlling interest	—	(106)	—	(106)	106	—

Balance at September 30, 2017 (Unaudited)	59,180	1,258	44,357	104,795	1	104,796

Total comprehensive income	—	(5,611)	8,700	3,089	—	3,089
Profit for the period	—	—	8,700	8,700	—	8,700
Other comprehensive loss	—	(5,611)	—	(5,611)	—	(5,611)

Transactions with owners	665	704	(1,983)	(614)	—	(614)
Shares issued in relation to share options and share appreciation rights exercised	665	—	—	665	—	665
Share-based payment transaction	—	292	—	292	—	292
Share-based payment - excess tax benefit	—	412	—	412	—	412
Dividends declared	—	—	(1,983)	(1,983)	—	(1,983)

Balance at March 31, 2018 (Unaudited)	59,845	(3,649)	51,074	107,270	1	107,271

Adjustment on initial application of IFRS 15, IFRS 16 and IFRS 9 (note 2)	—	—	1,745	1,745	—	1,745
Adjusted balance at April 1, 2018	59,845	(3,649)	52,819	109,015	1	109,016

Total comprehensive income	—	6,784	4,863	11,647	*	11,647
Profit for the period	—	—	4,863	4,863	*	4,863
Other comprehensive income	—	6,784	—	6,784	*	6,784

Transactions with owners	781	478	(2,395)	(1,136)	—	(1,136)
Shares issued in relation to share options and share appreciation rights exercised	781	—	—	781	—	781
Share-based payment transaction	—	295	—	295	—	295
Share-based payment - excess tax benefit	—	183	—	183	—	183
Dividends declared (note 9)	—	—	(2,395)	(2,395)	—	(2,395)

Balance at September 30, 2018 (Unaudited)	60,626	3,613	55,287	119,526	1	119,527
* Amounts less than $1,000

NOTES TO CONDENSED CONSOLIDATED FINANCIAL RESULTS

1. Basis of preparation and accounting policies

Condensed unaudited Group interim financial results for the half year ended September 30, 2018

These condensed unaudited Group interim financial results for the half year ended September 30, 2018 have been prepared in accordance with International Financial Reporting Standard (“IFRS”), IAS 34: Interim financial reporting, the SAICA Financial Reporting Guides as issued by the Accounting Practices Committee, Financial Pronouncements as issued by the Financial Reporting Standards Council (“FRSC”), the JSE Listings Requirements and the requirements of the South African Companies Act, No. 71 of 2008. The interim financial results have not been audited or reviewed by the Group’s external auditors.

The condensed unaudited Group interim financial results do not include all the information and disclosures required in the annual financial statements and should be read in conjunction with the Group’s annual financial statements for the year ended March 31, 2018, which have been prepared in accordance with IFRS.

The preparation of interim financial results requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expenses. In preparing these condensed interim financial results, the significant judgements made by management in applying the Group’s accounting policies and the key sources of estimation and uncertainty were the same as those applied to the consolidated financial statements for the year ended March 31, 2018, except for the adoption of IFRS 9 Financial Instruments (“IFRS 9”), IFRS 15 Revenue from Contracts with Customers (“IFRS 15”) and IFRS 16 Leases (“IFRS 16”) from April 1, 2018.

The condensed unaudited Group interim financial results were prepared under the supervision of the Interim Chief Financial Officer, PM Dell, CA(SA). The results were made available on November 1, 2018.

Financial results for the second quarter of fiscal 2019

In addition to the condensed unaudited Group interim financial results for the half year ended September 30, 2018, additional financial information in respect of the second quarter of fiscal 2018 has been presented together with the relevant comparative information. The quarterly information comprises a condensed consolidated income statement, a reconciliation of adjusted earnings to profit for the period, a reconciliation of Adjusted EBITDA to profit for the period (note 4), a reconciliation of free cash flow to net cash generated from operating activities (note 7), other financial and operating data (note 11) and development costs historical data (note 18).

The quarterly financial results have not been audited or reviewed by the Group’s external auditors.

Presentation currency and convenience translation

The Group’s presentation currency is South African Rand. In addition to presenting these interim financial results in South African Rand, supplementary information in U.S. Dollars has been prepared for the convenience of users of the Group interim financial results. Unless otherwise stated, the Group has translated U.S. Dollar amounts from South African Rand at the exchange rate of R14.1437 per $1.00, which was the R/$ exchange rate reported by Oanda.com as at September 30, 2018. The U.S. Dollar figures may not compute as they are rounded independently.

The supplementary information prepared in U.S. Dollars constitutes pro forma financial information under the JSE Listings Requirements. This pro forma financial information is the responsibility of the Group’s Board of Directors and is presented for illustrative purposes. Because of its nature, the pro forma financial information may not fairly present MiX Telematics’ financial position, changes in equity, results of operations or cash flows. The pro forma financial information does not constitute pro forma information in accordance with the requirements of Regulation S-X of the SEC or generally accepted accounting principles in the United States. In addition, the rules and regulations relating to the preparation of pro forma financial information in other jurisdictions may also vary significantly from the requirements applicable in South Africa.

2. Adoption IFRS 9, IFRS 15 and IFRS 16

IFRS 9 is effective for the Group from April 1, 2018.

IFRS 15 permits a modified retrospective cumulative catch-up approach for the adoption, which the Group has decided to apply. Under this approach, the Group has recognized transitional adjustments in retained earnings on the date of initial application (i.e. April 1, 2018), without restating the comparative period. Under the practical expedient, the new requirements were only applied to contracts that were not completed as of April 1, 2018.

IFRS 16 applies to annual reporting periods beginning on or after January 1, 2019, but can be early adopted. Given that the Group applied IFRS 15 from April 1, 2018, the Group decided to early adopt IFRS 16 from this date.

The Group has chosen to apply the ‘simplified approach’ on adoption of IFRS 16 that includes certain relief related to the measurement of the right-of-use asset and the lease liability at April 1, 2018, rather than full retrospective application. Furthermore, the ‘simplified approach’ does not require a restatement of comparatives.

Refer to Note 2.1.1.2 of our consolidated financial statements for the year ended March 31, 2018 for further details on the adoption of the above mentioned standards.

Summary of the impact at April 1, 2018 of adopting IFRS 9, IFRS 15 and IFRS 16:

	South African Rand	United States Dollar
IFRS 9 Assets	(R3.2 million)	($0.2 million)
Trade and other receivables	(R3.2 million)	($0.2 million)

IFRS 15 Assets	R46.5 million	$3.3 million
Capitalized commission assets	R45.3 million	$3.2 million
Trade and other receivables (1)	R1.2 million	$0.1 million

IFRS 16 Assets	R29.9 million	$2.1 million
Property, plant and equipment	R30.6 million	$2.2 million
Trade and other receivables (2)	(R0.7 million)	($0.1 million)

Total Assets	R73.2 million	$5.2 million

IFRS 15 Liabilities	R8.7 million	$0.6 million
Recurring commission liability (non-current)	R4.0 million	$0.3 million
Trade and other payables (3)	R4.7 million	$0.3 million

IFRS 16 Liabilities	R31.9 million	$2.3 million
Capitalized lease liability (non-current)	R23.3 million	$1.7 million
Capitalized lease liability (current)	R8.8 million	$0.6 million
Trade and other payables (2)	(R0.2 million)	($0.01 million)

Deferred tax liabilities	R7.9 million	$0.6 million
Total liabilities	R48.5 million	$3.5 million

Net increase in equity	R24.7 million	$1.7 million
(1)	Contract assets related to fixed escalations.
(2)	Reversal of lease prepayment and lease accruals under IAS 17 Leases. These have been reflected in the measurement of the lease liability under IFRS 16.
(3)

Includes the current portion of additional recurring commission liability of R2.9 million ($0.2 million) and increase in liabilities related to contracts with customers due to significant financing adjustments of R1.8 million ($0.1 million).

Summary of impact on the first half of fiscal 2019 of adopting IFRS 9, IFRS 15 and IFRS 16:

Other than a R3.6 million ($0.3 million) increase in finance costs primarily as a result of IFRS 15 significant financing activity interest expense and IFRS 16 capitalized lease liability interest, the impact on each line item in the condensed consolidated income statement for the first half of fiscal 2019 was not material.

The only adjustment to the statement of cash flows was an outflow of R6.9 million ($0.5 million) in respect of lease liability payments being recorded in cash flows from financing activities as a result of the adoption of IFRS 16. This outflow was previously accounted for as an operating lease expense and included under cash generated from operations.

Summary of impact on the second quarter of fiscal 2019 of adopting IFRS 9, IFRS 15 and IFRS 16:

Other than a R1.8 million ($0.1 million) increase in finance costs primarily as a result of IFRS 15 significant financing activity interest expense and IFRS 16 capitalized lease liability interest, the impact on each line item in the condensed consolidated income statement for the second quarter of fiscal 2019 was not material.

3. Segment information

Our operating segments are based on the geographical location of our Regional Sales Offices (“RSOs”) and also include our Central Services Organization (“CSO”). CSO is our central services organization that wholesales our products and services to our RSOs who, in turn, interface with our end-customers, distributors and dealers. CSO is also responsible for the development of our hardware and software platforms and provides common marketing, product management, technical and distribution support to each of our other operating segments.

The chief operating decision maker (“CODM”) reviews the segment results on an integral margin basis as defined by management. The CODM, who is responsible for allocating resources and assessing performance of the operating segments, has been identified collectively as the executive committee and the Chief Executive Officer who make strategic decisions. In respect of revenue, this method of measurement entails reviewing the segmental results based on external revenue only. In respect of Adjusted EBITDA (the profit measure identified by the CODM), the margin generated by CSO, net of any unrealized intercompany profit, is allocated to the geographic region where the external revenue is recorded by our RSOs. The costs remaining in CSO relate mainly to research and development of hardware and software platforms, common marketing, product management and technical and distribution support to each of the RSOs. CSO is a reportable segment of the Group because it produces discrete financial information which is reviewed by the CODM and has the ability to generate external revenues.

Each RSO’s results therefore reflect the external revenue earned, as well as the Adjusted EBITDA earned (or loss incurred) by each operating segment before the remaining CSO and corporate costs allocations. Segment assets are not disclosed as segment information is not reviewed on such a basis by the CODM.

3. Segment information (continued)

South African Rand Figures are in thousands unless otherwise stated	Subscription revenue	Hardware and other revenue	Total revenue	Adjusted EBITDA

Six months ended September 30, 2018 (unaudited)
Africa	470,565	37,031	507,596	230,200
Europe	64,784	43,624	108,408	37,403
Americas	136,223	14,786	151,009	74,858
Middle East and Australasia	109,168	46,280	155,448	67,762
Brazil	29,417	1,290	30,707	11,292
Total Regional Sales Offices	810,157	143,011	953,168	421,515
Central Services Organization	385	6	391	(82,283)
Total Segment Results	810,542	143,017	953,559	339,232
Corporate and consolidation entries	—	—	—	(59,879)
Total	810,542	143,017	953,559	279,353

Six months ended September 30, 2017 (unaudited)	Subscription revenue	Hardware and other revenue	Total revenue	Adjusted EBITDA
Africa	423,157	46,392	469,549	209,392
Europe	55,923	33,482	89,405	29,443
Americas	83,012	12,868	95,880	24,958
Middle East and Australasia	98,900	37,096	135,996	49,570
Brazil	23,120	2,327	25,447	8,752
Total Regional Sales Offices	684,112	132,165	816,277	322,115
Central Services Organization	515	38	553	(68,849)
Total Segment Results	684,627	132,203	816,830	253,266
Corporate and consolidation entries	—	—	—	(56,070)
Total	684,627	132,203	816,830	197,196

3. Segment information (continued)

United States Dollar Figures are in thousands unless otherwise stated	Subscription revenue	Hardware and other revenue	Total revenue	Adjusted EBITDA

Six months ended September 30, 2018 (unaudited)
Africa	33,270	2,618	35,888	16,276
Europe	4,580	3,085	7,665	2,644
Americas	9,631	1,046	10,677	5,293
Middle East and Australasia	7,718	3,273	10,991	4,791
Brazil	2,080	91	2,171	798
Total Regional Sales Offices	57,279	10,113	67,392	29,802
Central Services Organization	27	*	27	(5,818)
Total Segment Results	57,306	10,113	67,419	23,984
Corporate and consolidation entries	—	—	—	(4,232)
Total	57,306	10,113	67,419	19,752

Six months ended September 30, 2017 (unaudited)	Subscription revenue	Hardware and other revenue	Total revenue	Adjusted EBITDA
Africa	29,918	3,280	33,198	14,805
Europe	3,954	2,367	6,321	2,082
Americas	5,869	910	6,779	1,765
Middle East and Australasia	6,992	2,623	9,615	3,505
Brazil	1,635	164	1,799	619
Total Regional Sales Offices	48,368	9,344	57,712	22,776
Central Services Organization	37	3	40	(4,868)
Total Segment Results	48,405	9,347	57,752	17,908
Corporate and consolidation entries	—	—	—	(3,964)
Total	48,405	9,347	57,752	13,944
* Amount less than $1,000

4. Reconciliation of Adjusted EBITDA to Profit for the Period

South African Rand	Six months ended	Six months ended	Three months ended	Three months ended
Figures are in thousands unless otherwise stated	September 30,	September 30,	September 30,	September 30,
	2018	2017	2018	2017
	Unaudited	Unaudited	Unaudited	Unaudited

Adjusted EBITDA	279,353	197,196	152,910	103,313
Add:
Net profit on sale of property, plant and equipment and intangible assets	238	313	217	—

Less:
Depreciation (1)	(86,180)	(71,576)	(45,522)	(37,096)
Amortization (2)	(32,454)	(31,387)	(16,359)	(16,823)
Impairment of product development costs capitalized	(51)	(127)	(51)	(35)
Share-based compensation costs	(4,167)	(6,226)	(2,159)	(4,079)
Equity-settled share-based compensation costs	(4,167)	(4,874)	(2,159)	(2,727)
Cash-settled share-based compensation costs	—	(1,352)	—	(1,352)
Net loss on sale of property, plant and equipment and intangible assets	—	—	—	(19)
Increase in restructuring cost provision	(2,308)	(24)	(2,330)	(6)
Operating profit	154,431	88,169	86,706	45,255
Add: Finance income/(costs) - net	628	(84)	473	3,402
Less: Taxation	(86,274)	(29,941)	(32,829)	(24,417)
Profit for the period	68,785	58,144	54,350	24,240
(1)	Includes depreciation of property, plant and equipment (including in-vehicle devices). The adoption of IFRS 16 during the period resulted in depreciation of right-of-use assets of R5.1 million being recorded in the first half of fiscal 2019 and R2.8 million in the three months ended September 30, 2018.
(2)	Includes amortization of intangible assets (including product development costs and intangible assets identified as part of a business combination).

4. Reconciliation of Adjusted EBITDA to Profit for the Period (continued)

United States Dollar	Six months ended	Six months ended	Three months ended	Three months ended
Figures are in thousands unless otherwise stated	September 30,	September 30,	September 30,	September 30,
	2018	2017	2018	2017
	Unaudited	Unaudited	Unaudited	Unaudited

Adjusted EBITDA	19,752	13,944	10,814	7,303
Add:
Net profit on sale of property, plant and equipment and intangible assets	17	22	15	—

Less:
Depreciation (1)	(6,093)	(5,061)	(3,219)	(2,623)
Amortization (2)	(2,295)	(2,219)	(1,157)	(1,189)
Impairment of product development costs capitalized	(4)	(9)	(4)	(2)
Share-based compensation costs	(295)	(441)	(153)	(289)
Equity-settled share-based compensation costs	(295)	(345)	(153)	(193)
Cash-settled share-based compensation costs	—	(96)	—	(96)
Net loss on sale of property, plant and equipment and intangible assets	—	—	—	(1)
Increase in restructuring cost provision	(163)	(2)	(165)	*
Operating profit	10,919	6,234	6,131	3,199
Add: Finance income/(costs) - net	44	(6)	33	240
Less: Taxation	(6,100)	(2,117)	(2,321)	(1,726)
Profit for the period	4,863	4,111	3,843	1,713
* Amount less than $1,000
(1)	Includes depreciation of property, plant and equipment (including in-vehicle devices). The adoption of IFRS 16 during the period resulted in depreciation of right-of-use assets of $0.4 million being recorded in the first half of fiscal 2019 and $0.2 million in the three months ended September 30, 2018.
(2)	Includes amortization of intangible assets (including product development costs and intangible assets identified as part of a business combination).

5. Reconciliation of Adjusted EBITDA margin to Profit for the Period margin

	Six months ended	Six months ended	Three months ended	Three months ended
	September 30,	September 30,	September 30,	September 30,
	2018	2017	2018	2017
	Unaudited	Unaudited	Unaudited	Unaudited

Adjusted EBITDA margin	29.3%	24.1%	30.8%	25.1%
Add:
Net profit on sale of property, plant and equipment and intangible assets	0.0%	0.0%	0.0%	—

Less:
Depreciation	(9.0%)	(8.7%)	(9.1%)	(9.0%)
Amortization	(3.5%)	(3.8%)	(3.3%)	(4.1%)
Impairment of product development costs capitalized	(0.0%)	(0.0%)	(0.0%)	(0.0%)
Share-based compensation costs	(0.4%)	(0.8%)	(0.4%)	(1.0%)
Equity-settled share-based compensation costs	(0.4%)	(0.6%)	(0.4%)	(0.7%)
Cash-settled share-based compensation costs	—	(0.2%)	—	(0.3%)
Net loss on sale of property, plant and equipment and intangible assets	—	—	—	(0.0%)
Increase in restructuring cost provision	(0.2%)	0.0%	(0.5%)	(0.0%)
Operating profit margin	16.2%	10.8%	17.5%	11.0%
Add: Finance income/(costs) - net	0.1%	(0.0%)	0.1%	0.8%
Less: Taxation	(9.1%)	(3.7%)	(6.7%)	(5.9%)
Profit for the period margin	7.2%	7.1%	10.9%	5.9%

6. Assets Classified as Held for Sale

The assets classified as held for sale relate to the property owned by the Central Services Organization, a division of MiX Telematics International Proprietary Limited. No impairment loss was recognized on reclassification of the property as held for sale as the fair value (estimated based on the recent market prices of similar properties in similar locations) less costs to sell is higher than the carrying amount. Management anticipate that the sale will be completed by the end of fiscal 2019.

7. Reconciliation of Free Cash Flow to Net Cash generated from Operating Activities

	Six months ended	Six months ended	Three months ended	Three months ended
South African Rand	September 30,	September 30,	September 30,	September 30,
Figures are in thousands unless otherwise stated	2018	2017	2018	2017
	Unaudited	Unaudited	Unaudited	Unaudited
Net cash generated from operating activities	201,469	122,284	178,711	103,960
Capital expenditure payments	(164,192)	(182,516)	(85,886)	(100,172)
Free cash flow	37,277	(60,232)	92,825	3,788

	Six months ended	Six months ended	Three months ended	Three months ended
United States Dollar	September 30,	September 30,	September 30,	September 30,
Figures are in thousands unless otherwise stated	2018	2017	2018	2017
	Unaudited	Unaudited	Unaudited	Unaudited
Net cash generated from operating activities	14,245	8,646	12,635	7,350
Capital expenditure payments	(11,609)	(12,904)	(6,072)	(7,082)
Free cash flow	2,636	(4,258)	6,563	268

8. Share Repurchase

Fiscal 2018

On May 23, 2017, the MiX Telematics Board approved a share repurchase program of up to R270 million ($19.1 million) under which the Company may repurchase its ordinary shares, including American Depositary Shares (“ADSs”). The Company may repurchase its shares from time to time at its discretion through open market transactions and block trades, based on ongoing assessments of the capital needs of the Company, the market price of its securities and general market conditions. This share repurchase program may be discontinued at any time by the Board of Directors, and the Company has no obligation to repurchase any amount of its securities under the program. The repurchase program will be funded out of existing cash resources.

At September 30, 2017, the following purchases had been made under the share repurchase program:

South African Rand	Total number of shares repurchased	Average price paid per share (R)(1)	Shares canceled under the share repurchase program	Total value of shares purchased as part of publicly announced program (R'000)	Maximum value of shares that could be purchased under the program at September 30, 2017 (R'000)

June 2017	5,015,660	3.72	5,015,660	18,666	251,334
	5,015,660		5,015,660	18,666	251,334

United States Dollar	Total number of shares repurchased	Average price paid per share ($)(1)	Shares canceled under the share repurchase program	Total value of shares purchased as part of publicly announced program ($'000)	Maximum value of shares that could be purchased under the program at September 30, 2017 ($'000)

June 2017	5,015,660	0.26	5,015,660	1,320	17,770
	5,015,660		5,015,660	1,320	17,770
(1) Including transaction costs.

Subsequent to the repurchase, the shares were delisted and now form part of the authorized unissued share capital of the Company. No repurchases were made under the share repurchase program during the second half of fiscal 2018.

Fiscal 2019

No purchases were made under the share repurchase program during the first half of fiscal 2019. Refer to note 14 for details of share repurchases made in October 2018 under this share repurchase program.

9. Dividends Paid

The following dividends were declared by the Company during the six months ended September 30, 2018 (excluding dividends paid on treasury shares):

  In respect of the fourth quarter of fiscal year 2018, a dividend of R16.9 million ($1.2 million) was declared on May 8, 2018 and paid on June 4, 2018. Using shares in issue of 564,420,145 (excluding 40,000,000 treasury shares), this equated to a dividend of 3 South African cents or 0.2 U.S. cents per ordinary share; and
  In respect of the first quarter of fiscal 2019, a dividend of R16.9 million ($1.2 million) was declared on July 31, 2018 and paid on August 27, 2018. Using shares in issue of 564,634,076 (excluding 40,000,000 treasury shares), this equated to a dividend of 3 South African cents or 0.2 U.S. cents per share.

10. Contingent Liabilities

Service agreement

In terms of an amended network services agreement with Mobile Telephone Networks Proprietary Limited (“MTN”), MTN is entitled to claw back payments from MiX Telematics Africa Proprietary Limited in the event of early cancellation of the agreement or certain base connections not being maintained over the term of the agreement. No connection incentives will be received in terms of the amended network services agreement. The maximum potential liability under the arrangement is R41.4 million or $2.9 million. No loss is considered probable under this arrangement.

11. Other Operating and Financial Data

South African Rand	Six months ended	Six months ended	Three months ended	Three months ended
Figures are in thousands except for subscribers	September 30,	September 30,	September 30,	September 30,
	2018	2017	2018	2017
	Unaudited	Unaudited	Unaudited	Unaudited

Total revenue	953,559	816,830	496,737	411,167
Subscription revenue	810,542	684,627	420,152	349,262
Hardware revenue	122,900	106,810	66,369	49,837
Driver training, installation and other revenue	20,117	25,393	10,216	12,068
Adjusted EBITDA	279,353	197,196	152,910	103,313
Cash and cash equivalents	347,253	283,526	347,253	283,526
Net cash (1)	312,276	256,864	312,276	256,864
Capital expenditure incurred	168,093	177,127	85,349	98,003
Property, plant and equipment expenditure (2)	125,368	127,452	61,245	72,846
Intangible asset expenditure	42,725	49,675	24,104	25,157
Capital expenditure authorized but not spent	48,389	50,488	48,389	50,488
Total development cost incurred	68,091	67,342	33,983	34,167
Development cost capitalized	34,816	32,804	17,571	16,148
Development cost expensed within administration and other charges	33,275	34,538	16,412	18,019
Subscribers	714,011	640,158	714,011	640,158

South African Rand	September 30,	March 31,
	2018	2018
	Unaudited	Audited

Net asset value per share	2.97	2.69
Net tangible asset value per share	1.24	1.10
(1)	Net cash is calculated as being net cash and cash equivalents, excluding restricted cash.
(2)	Excludes non-cash additions related to the initial recognition of right-of-use assets arising from the adoption of IFRS 16 Leases. The adoption of IFRS 16 during the period resulted in the recognition of right-of-use assets of R12.4 million in the six months ended September 30, 2018 and R5.2 million in the three months ended September 30, 2018.

United States Dollar	Six months ended	Six months ended	Three months ended	Three months ended
Figures are in thousands except for subscribers	September 30,	September 30,	September 30,	September 30,
	2018	2017	2018	2017
	Unaudited	Unaudited	Unaudited	Unaudited

Total revenue	67,419	57,752	35,121	29,071
Subscription revenue	57,306	48,405	29,706	24,694
Hardware revenue	8,689	7,552	4,692	3,524
Driver training, installation and other revenue	1,424	1,795	723	853
Adjusted EBITDA	19,752	13,944	10,814	7,303
Cash and cash equivalents	24,552	20,046	24,552	20,046
Net cash (1)	22,079	18,161	22,079	18,161
Capital expenditure incurred	11,885	12,523	6,034	6,929
Property, plant and equipment expenditure (2)	8,864	9,011	4,330	5,150
Intangible asset expenditure	3,021	3,512	1,704	1,779
Capital expenditure authorized but not spent	3,421	3,570	3,421	3,570
Total development cost incurred	4,815	4,761	2,402	2,416
Development cost capitalized	2,462	2,319	1,242	1,142
Development cost expensed within administration and other charges	2,353	2,442	1,160	1,274
Subscribers	714,011	640,158	714,011	640,158

United States Dollar	September 30,	March 31,
	2018	2018
	Unaudited	Unaudited

Net asset value per share	0.21	0.19
Net tangible asset value per share	0.09	0.08
(1)	Net cash is calculated as being net cash and cash equivalents, excluding restricted cash.
(2)	Excludes non-cash additions related to the initial recognition of right-of-use assets arising from the adoption of IFRS 16 Leases. The adoption of IFRS 16 during the period resulted in the recognition of right-of-use assets of $0.9 million in the six months ended September 30, 2018 and $0.4 million in the three months ended September 30, 2018.

11. Other operating and financial data (continued)

	Six months ended	Six months ended	Three months ended	Three months ended
	September 30,	September 30,	September 30,	September 30,
	2018	2017	2018	2017
	Unaudited	Unaudited	Unaudited	Unaudited
Exchange Rates
The following major rates of exchange were used:
South African Rand: United States Dollar
-closing	14.14	13.56	14.14	13.56
-average	13.34	13.18	14.07	13.17
South African Rand: British Pound
-closing	18.43	18.13	18.43	18.13
-average	17.75	17.05	18.33	17.23

12. Fair Value of Financial Assets and Liabilities Measured at Amortized Cost

The fair values of trade and other receivables, restricted cash, cash and cash equivalents, trade payables, accruals, bank overdraft and other payables approximate their book values as the impact of discounting is not considered material due to the short-term nature of both the receivables and payables.

13. Performance Share Award under the MiX Telematics Limited Long-Term Incentive Plan

The MiX Telematics Board of Directors has authorized a supplemental performance share award under the MiX Telematics Limited Long-Term Incentive Plan. In terms of this award the Board has designated 8,000,000 ordinary shares (equivalent to 320,000 ADSs), to be awarded to eligible employees if the Company achieves both of the following constant currency targets at March 31, 2020:

  Cumulative subscription revenue for the 2019 and 2020 fiscal years of R3,588 million, and
  Cumulative Adjusted EBITDA for the 2019 and 2020 fiscal years of R1,322 million.

The targets have been derived using an average forecast exchange rate of R13.8000 per $1.00.

Half of this supplemental equity grant is being made now and the remaining half will be awarded at the beginning of fiscal 2020 if the Board of Directors believes the Company remains on track to meet the vesting targets listed above. Furthermore, these performance shares will not vest unless both targets are fully achieved in the specified time-frame.

The incentive targets are in excess of the current and implied guidance we have provided to investors. The incentive targets should be viewed by investors as stretch targets that the Board and management believe may potentially be achievable if market trends remain favorable and the Company executes at an extremely high level. Whether or not the incentive targets will be achievable requires consideration of the assumptions underlying the financial guidance provided by the Company for the 2019 fiscal year and consideration of further assumptions being the achievement of substantial additional growth in subscription revenue and subscribers and exceeding hardware sales targets while simultaneously accelerating adjusted EBITDA margin expansion. The setting of the incentive targets by the Board of Directors for the award of the performance shares, does not substitute for the fiscal 2019 guidance and shareholders are advised to refer to the guidance provided in the Business outlook section for the guidance for fiscal 2019. The incentive targets relating to the performance share awards and the assumptions underlying them are the responsibility of the board of directors and have not been reviewed or reported on by the Company’s external auditors.

14. Events after the reporting dates

Other than the item below, the directors are not aware of any matter material or otherwise arising since September 30, 2018 and up to the date of this report, not otherwise dealt with herein.

Share Repurchase

During October 2018, the following share purchases were made under the share repurchase program:

South African Rand	Total number of shares repurchased	Average price paid per share (R)(1)	Shares canceled under the share repurchase program	Value of shares purchased as part of publicly announced program (R'000)	Maximum value of shares that may yet be purchased under the program (R'000)
October 2018	9,143,795	8.03	7,869,954	73,440	177,894
	9,143,795		7,869,954	73,440	177,894

United States Dollar	Total number of shares repurchased	Average price paid per share ($)(1)	Shares canceled under the share repurchase program	Value of shares purchased as part of publicly announced program ($'000)	Maximum value of shares that may yet be purchased under the program ($'000)
October 2018	9,143,795	0.57	7,869,954	5,192	12,578
	9,143,795		7,869,954	5,192	12,578
(1)	Including transaction costs.

Subsequent to the repurchase, 7,869,954 of the shares repurchased were delisted and now form part of the authorized unissued share capital of the Company. The Company intends to delist all shares repurchased under this repurchase program.

15. Dividend Declared

On October 30, 2018 the Board declared in respect of the second quarter of fiscal year 2019, which ended on September 30, 2018, a dividend of 3 South African cents (0.2 U.S. cents) per ordinary share to be paid on Monday, November 26, 2018.

The details with respect to the dividends declared for ordinary shareholders are as follows:

Last day to trade cum dividend	Tuesday, November 20, 2018
Securities trade ex dividend	Wednesday, November 21, 2018
Record date	Friday, November 23, 2018
Payment date	Monday, November 26, 2018

Share certificates may not be dematerialized or rematerialized between Wednesday, November 21, 2018 and Friday, November 23, 2018, both days inclusive.

Shareholders are advised of the following additional information:

  the dividend has been declared out of income reserves;
  the local dividends tax rate is 20%;
  the gross local dividend amounts to 3 South African cents per ordinary share;
  the net local dividend amount is 2.4 South African cents per ordinary share for shareholders liable to pay dividends tax;
  the issued ordinary share capital of MiX Telematics is 601,886,499 ordinary shares of no par value; and
  the Company’s tax reference number is 9155/661/84/7.

The details with respect to the dividends declared for holders of our ADSs are as follows:

Ex dividend on New York Stock Exchange (NYSE)	Wednesday, November 21, 2018
Record date	Friday, November 23, 2018
Approximate date of currency conversion	Monday, November 26, 2018
Approximate dividend payment date	Tuesday, December 11, 2018

16. Changes to the Board

Enos Banda resigned as an independent non-executive director of MiX Telematics and a member of the Audit and Risk Committee with effect from July 4, 2018. With effect from July 4, 2018, Fikile Futwa was appointed as an independent non-executive director to the Board of Directors and as a member of the Audit and Risk Committee.

17. Changes to the Company Secretary

With effect from July 1, 2018, Statucor Proprietary Limited has been appointed as company secretary to MiX Telematics taking over from Java Capital who had been previously appointed on an interim basis.

18. Development costs historical data

The table below sets out development costs incurred and capitalized for each of the last eight quarters including the period ended September 30, 2018.

		South African Rand
Figures are in thousands (Unaudited)		Three months ended

	September 30,	June 30,	March 31,	December 31,	September 30,	June 30,	March 31,	December 31,
	2018	2018	2018	2017	2017	2017	2017	2016
Total development costs incurred	33,983	34,108	30,488	32,336	34,167	33,175	32,152	36,696
Development costs capitalized	17,571	17,245	16,543	15,996	16,148	16,656	17,268	20,415
Development costs expensed within administration and other charges	16,412	16,863	13,945	16,340	18,019	16,519	14,884	16,281
		United States Dollar
Figures are in thousands (Unaudited)		Three months ended

	September 30,	June 30,	March 31,	December 31,	September 30,	June 30,	March 31,	December 31,
	2018	2018	2018	2017	2017	2017	2017	2016
Total development costs incurred	2,402	2,413	2,156	2,286	2,416	2,345	2,273	2,594
Development costs capitalized	1,242	1,220	1,170	1,131	1,142	1,177	1,221	1,443
Development costs expensed within administration and other charges	1,160	1,193	986	1,155	1,274	1,168	1,052	1,151

19. Taxation

Section 11D Allowances relating to tax assets recognized

MiX Telematics International Proprietary Limited (“MiX International”), a subsidiary of the Group, historically claimed a 150% allowance for research and development spend in terms of section 11D (“S11D”) of the South African Income Tax Act No. 58 of 1962 (“the Act”). As of October 1, 2012, the legislation relating to the allowance was amended. The amendment requires pre-approval of development project expenditure on a project specific basis by the South African Department of Science and Technology (“DST”) in order to claim a deduction of the additional 50% over and above the expenditure incurred (150% allowance). Since the amendments to S11D of the Act, MiX International had been claiming the 150% deduction resulting in a recognized tax benefit. MiX International has complied with the amended legislation by submitting all required documentation to the DST in a timely manner, commencing in October 2012.

In June 2014, correspondence was received from the DST indicating that the research and development expenditure on certain projects for which the 150% allowance was claimed in the 2013 and 2014 fiscal years did not, in the DST’s opinion, constitute qualifying expenditure in terms of the Act. MiX International, through due legal process, had formally requested a review of the DST’s decision not to approve this expenditure. While approvals were obtained for a portion of this project expenditure as a result of a further review performed by the DST in February 2017, we continue to seek approval for the remaining projects and as such the legal process is ongoing. In addition to the approvals that were subject to the legal process, further approvals have been obtained for certain project expenditure, relating to both current and prior financial years. However, at period end, an uncertain tax position remains in relation to S11D deductions in respect of which approvals remain pending.

Since the introduction of the DST pre-approval process, the Group has recognized in the income statement cumulative tax incentives in addition to the incurred cost of R22.2 million ($1.6 million) in respect of S11D deductions, of which R1.7 million ($0.1 million) was recognized during the six months ended September 30, 2018. R19.4 million ($1.4 million) relates to deductions in respect of development project expenditure which has been approved by the DST. R2.8 million ($0.2 million) relates to an uncertain tax position in respect of projects where approvals have not yet been received from the DST. If the Group is unsuccessful in this regard, the Group will not recover the R2.8 million ($0.2 million) raised at September 30, 2018.

Impact of foreign exchange movements

The impact of foreign exchange movements and the related tax effects on the Group's effective tax rate is shown below:

South African Rand	Six months ended September 2018			Six months ended September 2017
	Unaudited			Unaudited
	Profit for the period	Foreign exchange gains	Adjusted earnings	Profit for the period	Foreign exchange losses	Adjusted earnings
Profit before tax	155,059	(309)	154,750	88,085	1,784	89,869
Taxation	(86,274)	41,434	(44,840)	(29,941)	1,692	(28,249)
Profit after tax	68,785	41,125	109,910	58,144	3,476	61,620

Attributable to:
Owners of the parent	68,786	41,125	109,911	58,084	3,476	61,560
Non-controlling interests	(1)	—	(1)	60	—	60
	68,785	41,125	109,910	58,144	3,476	61,620

Effective tax rate	55.6%	—	29.0%	34.0%	—	31.4%

United States Dollar	Six months ended September 2018			Six months ended September 2017
	Unaudited			Unaudited
	Profit for the period	Foreign exchange gains	Adjusted earnings	Profit for the period	Foreign exchange losses	Adjusted earnings

Profit before tax	10,963	(22)	10,941	6,228	126	6,354
Taxation	(6,100)	2,930	(3,170)	(2,117)	120	(1,997)
Profit after tax	4,863	2,908	7,771	4,111	246	4,357

Attributable to:
Owners of the parent	4,863	2,908	7,771	4,107	246	4,353
Non-controlling interests	*	*	*	4	*	4
	4,863	2,908	7,771	4,111	246	4,357

Effective tax rate	55.6%	—	29.0%	34.0%	—	31.4%
* Amount less than $1,000

Excluding the impact of foreign exchange gains and losses and its related tax consequences, the effective tax rate is 2.4% lower than the first six months of fiscal 2018.

For and on behalf of the Board:

RA Frew	SB Joselowitz
Midrand
October 30, 2018

For more information please visit our website at: www.mixtelematics.com

MiX Telematics Limited
(Incorporated in the Republic of South Africa)
(Registration number: 1995/013858/06)
JSE share code: MIX NYSE code: MIXT ISIN: ZAE000125316
(“MiX Telematics” or “the Company” or “the Group”)

Registered office
Matrix Corner, Howick Close, Waterfall Park, Midrand

Directors
RA Frew* (Chairman), SB Joselowitz (CEO), SR Bruyns* (Lead Independent Director), PM Dell, F Futwa*, IV Jacobs*,
F Roji-Maplanka*, CWR Tasker, AR Welton*
* Non-executive

Company secretary
Statucor Proprietary Limited

Auditors
Deloitte & Touche

Sponsor
Java Capital

November 1, 2018

CONTACT:
Investors:
ICR for MiX Telematics
Brian Denyeau, +1-855-564-9835
ir@mixtelematics.com